May 12, 2005


Mail Stop 0306



John C. Brewer, President and Chief Executive Officer
Garb Oil and Power Corporation
1588 South Main Street, Suite 200
Salt Lake City, Utah 84115


Via U S Mail and FAX [(801)832-9867]

Re:	Garb Oil and Power Corporation
	Form 10-KSB for the fiscal year ended  June 30, 2004
	Forms 10-QSB for the fiscal quarters ended September 30 and December 31, 2004
	File No.  0-14859

Dear Mr. Brewer:

      We have reviewed the supplemental information and proposed disclosures filed on March 30, 2005, and have the following additional comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should file an amendment to your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Mr. John C. Brewer
Garb Oil and Power Corporation
May 12, 2004
Page 2



Form 10-KSB for the fiscal year ended  June 30, 2004

Report of Independent Registered Public Accounting Firm

1. We reference our prior comment number 7. As previously requested, please file an amendment with the revised audit report that refers to the Public Company Accounting Oversight Board (United States).
This
should be corrected in an amendment rather than future filings.



*  *  *  *  *  *  *


	As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      You may contact Jeanne Bennett at (202) 942-1915 or me at
(202)
942-1791, if you have questions regarding our comments.


      Sincerely,



      							Brian R. Cascio
      							Accounting Branch Chief


??

??

??

??